UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to                     .

Commission file number 001-36769.

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Patriot Transportation Holding, Inc. 401(k)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FRP Holdings, Inc.

200 W. Forsyth St., 7th Floor

Jacksonville, Florida 32202

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TABLE OF CONTENTS

Page(s)

Report of Independent Registered Public Accounting Firm	3-4

Financial Statements

Statements of Net Assets Available for Benefits	5

Statement of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7-12

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	13

Signature	14

Exhibit - Index	15

Exhibit – 23.1 Consent of Independent Registered Public Accounting Firm	16

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Report of Independent Registered Public Accounting Firm

The Plan Sponsor, Administrative Committee and Participants

Patriot Transportation Holding, Inc. 401(k)

Jacksonville, Florida

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Patriot Transportation Holding, Inc. 401(k) (formally the Patriot Transportation Holding, Inc. Profit Sharing and Deferred Earnings Plan) (the Plan) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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Supplemental Information

The supplemental information in the accompanying supplemental schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Hancock Askew & Co., LLP

We have served as the Plan’s auditor since 2006.

Jacksonville, Florida

June 21, 2021

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Patriot Transportation Holding, Inc. 401(k)

Statements of Net Assets Available for Benefits

December 31, 2020 and 2019

	December 31,
	2020	2019
ASSETS

Non-interest bearing cash	$1,076	$1,214

Investments, at fair value	35,898,064	33,328,976

Receivables
Employer contributions	13,052	14,301
Employee contributions	33,163	47,015
Notes receivable from participants	875,261	1,231,286
Total receivables	921,476	1,292,602

Total assets	36,820,616	34,622,792

Net assets available for benefits	$36,820,616	$34,622,792

The accompanying notes are an integral part of these financial statements.

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Patriot Transportation Holding, Inc. 401(k)

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2020

Additions to Net Assets Attributed to:
Investment income:
Dividend and interest income	$806,056
Net appreciation in fair value of investments	2,805,507
Other income	95,754
Total investment income	3,707,317

Interest on notes receivable from participants	56,448

Contributions:
Employer	555,362
Employee	1,878,740
Rollovers	222,513
Total contributions	2,656,615

Total additions	6,420,380

Deductions from Net Assets Attributed to:
Benefits paid to participants	(4,149,592)
Corrective distributions	(11,515)
Administrative expenses	(61,449)

Total deductions	(4,222,556)

Increase in net assets available for benefits	2,197,824

Net assets available for benefits:
Beginning of year	34,622,792
End of year	$36,820,616

The accompanying notes are an integral part of these financial statements.

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Patriot Transportation Holding, Inc. 401(k)

Notes to Financial Statements

December 31, 2020 and 2019

1.       Description of the Plan

The following description of the Patriot Transportation Holding, Inc. 401(k) (formally the Patriot Transportation Holding, Inc. Profit Sharing and Deferred Earnings Plan) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan available to all eligible employees of Patriot Transportation Holding, Inc. (the “Company”), as defined in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan qualifies as a “multiple employer” plan as described in Section 413(c) of the Internal Revenue Code. The Plan allows other affiliated employers to participate in the Plan (“Participating Employers”), as it deems appropriate. All Participating Employers must adopt the Plan as written, including but not limited to, using the same Trustee, incurring the same expense rate, and contributing at the same rates and same times. Participating Employers are: Patriot Transportation Holding, Inc.; FRP Holdings, Inc.; FRP Development Corporation; Florida Rock & Tank Lines, Inc. and Florida Rock Properties, Inc.

Employees of the Company and Participating Employers who have completed 1/12 of a year of service are eligible for participation in the Plan. Entry into the Plan is allowed as soon as all eligibility requirements are met.

On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act").  The Plan adopted the following provisions:

For coronavirus-related distributions made before December 31, 2020, to qualified individuals, as defined in the CARES Act, the maximum distribution is the lesser of the vested portion of the participant's account balance in the Plan or $100,000.  In addition, for active employees, a coronavirus-related distribution may be repaid at any time during a three-year period beginning on the day after the date on which the distribution was received.

For qualified individuals with outstanding loans, loan repayments during the period March 27, 2020 through December 31, 2020, were permitted to be suspended for a 12-month period.  The term of the loan was extended by one year to accommodate the suspension period.  Subsequent repayments were adjusted to include accrued interest during the delay period.

Contributions

Each year, participants may contribute up to 100% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit plans or defined contribution plans. The Company matches 50% of the first 6% of the participant's deferred earnings contributions. In addition, the Company may make a discretionary contribution to the Plan each year in an amount determined by the Board of Directors of the Company subject to certain limitations relating to the aggregate compensation of participants. No discretionary contributions were made by the Company for the 2020 Plan year.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contribution, an allocation of the Company's discretionary contributions (if any) and Plan earnings. The benefit to which a participant is entitled is the benefit that is available in the participant's vested account.

Participants direct the investment of their contributions into various investment options offered by the Plan. All participants who have not made an election are deemed to have elected to have contributions made to their

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accounts invested in an age appropriate target date Goal Manager funds (GM). The GM funds are modeled after target date funds and are made up of the other mutual funds offered by the Plan.

Vesting

Participants are fully vested in their voluntary contributions plus actual earnings thereon. If participants are employed on or after their retirement age, the Company's matching and discretionary contributions are fully vested. In the event of termination by retirement, death or disability of the participant, 100% of the Company contributions will be distributed to the participant or the participant's designated beneficiary.

Vesting in the Company's matching and discretionary contributions plus actual earnings thereon is determined for each plan year based on years of service according to the following schedule. A year of service is defined by the Plan as any Plan year in which the participant worked more than 1,000 hours.

Matching Contributions

Vested
Years of Service	Percentage

Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5	100%

Discretionary Contributions

Vested
Years of Service	Percentage

Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Payment of Benefits

On termination of employment, death or disability of a participant, severe financial hardship, or upon a participant election for an in-service distribution after age 59 1/2, benefits for distribution shall be determined based upon the participant's vested account balance on the date of distribution, as provided in the Plan.

Forfeited Accounts

The non-vested portion of a terminated participant's account shall be forfeited and may be used to fund the Company’s matching or discretionary contribution or reallocated to the accounts of the remaining participants in the same manner as Company contributions were originally allocated to such participants. Any forfeiture from a Company discretionary account shall be allocated in the plan year in which the forfeiture occurs. Any forfeiture from a Company matching account shall be reallocated in the following plan year. The forfeiture balance as of December 31, 2020 and 2019 was $147,172 and $272,224, respectively. Forfeitures from 2018 of $107,392 were reallocated to eligible participants in 2020 under the Self Correction Program and were included in the $272,224 unallocated forfeitures at December 31, 2019. During 2020, $161,502 of the forfeitures were used to fund the Company’s matching contributions.

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Revenue Sharing Account

A revenue sharing agreement is in place whereby fees earned by the mutual fund companies are shared with the recordkeeper based upon a percentage of assets under management. These amounts are used for the benefit of the Plan to pay administrative expenses. During 2020, revenue sharing in the amount of $95,754 is included as other income in the Statement of Changes in Net Assets Available for Benefits. During the year ended December 31, 2020, $39,198 was used to pay Plan expenses in accordance with the revenue sharing agreement and was included in administrative expenses in the Statement of Changes in Net Assets Available for Benefits.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $2,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at the prevailing rate used by commercial lending institutions. Participants may have two loans outstanding at any time. Loans are secured by the participant's remaining vested account balance and bear an interest rate of prime plus 2%. Participant loans outstanding at December 31, 2020 bear interest ranging from 4.25% to 7.00%. Loan terms are limited to five years except residential loans, which are payable up to 10 years. Principal and interest will be deducted from the participant's payroll over the term of the loan. Upon termination of employment with the Company, the outstanding balance of the loan, including accrued interest, is due immediately and if not repaid, is considered a distribution.

When a participant defaults on a loan obtained from the Plan, the Plan administrator will report the amount of default to the Internal Revenue Service (“IRS”) as a distribution from the Plan. A participant’s loan account equals the original principal amount less principal repayments.

2.        Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Investments Valuation and Income Recognition

Plan investments are reported at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion of fair value measurements.

Net appreciation or depreciation in fair value of investments consists of the realized gains or losses and the unrealized appreciation or depreciation on these investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the basis of the ex-dividend date.

Notes Receivable

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 and 2019. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced, and a payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

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Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses paid by the Company are excluded from these financial statements. Fees related to participant transactions are charged directly to the participant’s account and are included in administrative expenses.

3.       Fair Value Measurement

The fair value measurement standard establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The fair values estimated and derived from each fair value calculation may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those utilized by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Common Stock - Investments in common stock are stated at fair value, which equals the exchange quoted market price on the last business day of the Plan year.

Short-term Investments - Cash equivalents and short-term investments with initial investments of three months or less and are valued at cost, which approximate fair value.

Mutual Funds - Valued at the quoted market prices of shares held by the Plan at year-end. The fair values of these investments are determined by reference to the fund’s underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the net asset value (NAV). It is not probable that the mutual funds will be sold at amounts that differ materially from the NAV of shares held.

Common Collective Trust Fund - Valued at the NAV based on the last reported sales price of the underlying investments held. The NAV is used as a practical expedient to estimate fair value. The Plan’s interest in the common/collect trusts are based on unit values reported by using audited financial statements of the funds at year-end and are not classified within the valuation hierarchy.

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Investments in all common collective trust funds can be redeemed at the current net asset value based on the fair value of the underlying assets. There are no withdrawal limits, redemption frequency limits or redemption notice periods. There were no unfunded commitments for these investments as of December 31, 2020 and 2019.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2020 and December 31, 2019.

	Investment assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Mutual funds	$30,527,151	—	—	$30,527,151
Common stock	863,697	—	—	863,697
Short-term investments	51,548	—	—	51,548
Total investments in the fair value hierarchy	$31,442,396	$—	$—	$31,442,396
Common collective trust fund measured at NAV*				4,455,668
Total assets				35,898,064

	Investment assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Mutual funds	$28,471,251	—	—	$28,471,251
Common stock	1,314,655	—	—	1,314,655
Short-term investments	33,865	—	—	33,865
Total investments in the fair value hierarchy	$29,819,771	$—	$—	$29,819,771
Common collective trust fund measured at NAV*				3,509,205
Total assets				33,328,976

*Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value to the amounts presented in the statements of net assets available for benefits.

The Plan’s policy is to recognize transfers between Levels 1 and 2 and into and out of levels as of the date of the event or change in circumstances that caused the transfer. For the years ended December 31, 2020 and 2019, there were no transfers between Levels 1 and 2 and no transfers into or out of Level 3.

4.       Related Party and Party-in-Interest Transactions

The Plan holds an investment in the common stock of the Company. The Plan held 9,765.93 and 11,329.92 shares of Patriot Transportation stock valued at $85,745 and $220,707 at December 31, 2020 and 2019, respectively. The Plan held 15,370.85 and 20,010.08 shares of FRP Holdings, Inc. stock valued at $700,142 and $996,702 at December 31, 2020 and 2019, respectively.

The plan also issues notes to participants, which are secured by the balance in the participants’ accounts. These transactions qualify as party-in-interest transactions.

5.       Plan Termination

While the Company has not expressed any intent to do so, it may cease matching contributions or terminate the Plan at any time. In the event of termination, the accounts of all participants would become fully vested and the

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Company, by written notice to the Trustee and the Committee, may direct either complete distribution of the assets in the Trust Fund to the participants or continue the Trust and the distribution of benefits at such time and in such manner as though the Plan had not been terminated.

6.       Income Tax Status

Effective October 1, 2019, the Plan uses a prototype plan document sponsored by Merrill Lynch. The Prototype Non-standardized Profit Sharing Plan with CODA (the prototype plan), upon which the Plan is based, has received an opinion letter dated March 31, 2014. Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code (the Code) to maintain its qualification. To the extent operational errors in the Plan have been identified or are identified in the future, the Plan Administrator has indicated that it will take the necessary steps, if any, to correct these errors. Otherwise, the Plan Administrator believes that the Plan is designed and being operated in compliance with the applicable requirement of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of tax positions are recognized when the position is more likely than not, based on the technical merits, to not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress.

7.       Risks and Uncertainties

The Plan provides for investment options in various investment securities. Investment securities are exposed to risks, such as interest rate, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

In March 2020, the World Health Organization categorized Coronavirus Disease 2019 (“COVID-19”) as a pandemic. The COVID-19 pandemic has resulted in economic uncertainty and extreme volatility in financial markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on economic activity globally, nationally and locally. The extend of the impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak. The impact of the Plan’s investments and amounts reported in the 2020 Statement of Net Assets Available for Benefits is uncertain and cannot be determined at this time.

8.       Common Stock Purchase

The Plan previously allowed as an investment option, investment in the common stock of Florida Rock Industries, Inc., previously a related party to the Company. In November 2007, Vulcan Materials Company purchased the common stock of Florida Rock Industries, Inc. All investments in Florida Rock Industries, Inc. common stock were exchanged for shares of the Vulcan Materials Company common stock and any remaining cash balance was invested in the STI Classic Prime Quality Money Market Fund. Effective December 31, 2007, the option to invest in Vulcan Materials Common Stock was frozen to new contributions. Any existing investments in Vulcan common stock may remain until the participant elects to make a transfer to another fund or elects a distribution.

9.        Subsequent event

No subsequent events were identified through June 21, 2021, the date these financial statements were issued.

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Patriot Transportation Holding, Inc. 401(k)

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)

December 31, 2020

Plan Number 001, EIN 47-2482414

		Description of investment
		including maturity date,
		rate of interest,
		collateral, par or		Current
(a) Identity of issue borrower or similar party (b)		maturity value (c)	Cost (d)	Value (e)

	Vulcan Materials Co Common Stock	Common Stock	**	$77,810
*	Patriot Transportation Common Stock	Common Stock	**	85,745
*	FRP Holdings Inc Common Stock	Common Stock	**	700,142
	Goldman Sachs Stable Value CT	Common/Collective Trust	**	4,455,668
	AAM Bahl & Gaynor Income CL A	Mutual Fund	**	2,149,825
	American Century Inflation Adj CL A	Mutual Fund	**	931,065
	Blackrock Mid Cap Growth A	Mutual Fund	**	3,833,299
	Clearbridge Large Cap Growth A	Mutual Fund	**	1,520,240
	Clearbridge Small Cap Growth A	Mutual Fund	**	2,235,740
	Delaware Emerging Markets Fund CL A	Mutual Fund	**	1,335,965
	First Eagle Global Fund CL A	Mutual Fund	**	1,555,720
	Franklin Custodian Fund Income Growth	Mutual Fund	**	2,479,921
	iShares MSCI EAFE International Index	Mutual Fund	**	388,354
	iShares Russell 200 Small Cap Ins	Mutual Fund	**	122,969
	iShares Russell Mid Cap Index K	Mutual Fund	**	460,062
	iShares S&P 500 Index Fund Instl	Mutual Fund	**	2,459,948
	iShares US Aggregate Bond K	Mutual Fund	**	228,006
	JP Morgan Equity Income Fund CL R3	Mutual Fund	**	2,198,894
	JP Morgan Government Bond R3	Mutual Fund	**	1,621,038
	MFS International Diversification A	Mutual Fund	**	1,765,560
	Principal Investors Global SEC A	Mutual Fund	**	102,034
	Putnam Equity Income Fund CL A	Mutual Fund	**	1,116,307
	Wells Fargo Special Mid Cap A	Mutual Fund	**	1,235,209
	Wells Fargo Special Small A	Mutual Fund	**	557,402
	Western Asset Core Plus CL A	Mutual Fund	**	2,229,593
	BLF FedFund	Money Market	**	51,548
	Cash, non-interest bearing	Cash	**	1,076

				35,899,140
*	Participant Loans	Loans with interest
		rates ranging from
		4.25% to 7.00%
		maturing through 2032.	-	875,261
				$36,774,401

*	Party-in-interest as defined by ERISA
**	Cost not required for participant-directed investments

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PATRIOT TRANSPORTATION HOLDING, INC. 401(k)

Date: June 21, 2021	By:	/s/ John D. Baker III
Treasurer and Chief Financial Officer
(Principal Financial Officer)

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EXHIBIT INDEX

Exhibit No.

23.1 Consent of Independent Registered Public Accounting Firm

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